Mail Stop 4631
                                                                 November 21,
2019


    Shy Datika
    President
    INX Limited
    Unit 1.02, 1st Floor 6 Bayside Road
    Gibraltar, GX11 1AA

           Re:    INX Limited
                  Amendment No. 3 to Registration Statement on Form F-1 Filed November 14, 2019
                  File No. 333-233363

    Dear Mr. Datika:

          We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2019 letter.

    General

    1. Please update disclosures in the prospectus to reflect recent events, including, for example, disclosure regarding dilution, compensation and securities ownership.

    The INX Token, page 9

    2. We note your revision in response to comment 1 that you have no plan to have the INX
           Token trade on a national securities exchange or any other exchange, whether within or outside the United States. Please expand to disclose whether you intend to list INX
           Tokens for trading on any platform, not limited to exchanges, in jurisdictions within or outside the United States. Please make corresponding revisions on page 30 and 120.
 Shy Datika
INX Limited
November 21, 2019
Page 2

Rights of INX Token Holders Upon an Insolvency Event, pages 13 and 106

3. We note your revisions in response to comments 2 and 3. So that investors will better understand the impact of the timing of an Insolvency Event on their right to receive distributions of cumulative Adjusted Operating Cash Flow, please clarify whether the right to the distribution vests upon the board's declaration of the amount to be distributed, or upon March 31 regardless of the board's action. In either case, please also clarify whether investors have any rights (contractual or otherwise) with respect the amount of the distribution prior to vesting and, if not, what that means if an Insolvency Event occurs before vesting. Finally, clarify whether you will announce fourth quarter cumulative
       Adjusted Operating Cash Flow within 60 days after year-end, consistent with other quarters.

Participation Right in Adjusted Operating Cash Flow, page 103

4. We note your statement that you may withhold the distribution if payment is prohibited by law pending proof of information reasonably necessary to ensure compliance. Please clarify, if true, that this would include AML/KYC compliance, similar to when you would freeze a wallet. Explain how the factors you would consider may differ when determining whether to freeze a wallet or to withhold a distribution.

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephen Kim,
Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or, in his absence, Pamela A. Long at (202) 551-3765 with any other questions.


                                                             Sincerely,



                                                             Division of
Corporation Finance
                                                             Office of Finance